Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 23, 2023

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Commission File Number 001-31914

On August 23, 2023, China Life Insurance Company Limited issued the Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2023, a copy of which is attached as Exhibit 99.1 hereto.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission, or SEC, on April 21, 2023 and in the Company’s other filings with the SEC. You should not place undue reliance on these forward-looking statements. All information provided in this announcement is as of the date of this announcement, unless otherwise stated, and we undertake no duty to update such information, except as required under applicable law. Unless otherwise indicated, the Chinese insurance market information set forth in this announcement is based on public information released by the National Financial Regulatory Administration.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated August 23, 2023

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Li Mingguang
(Signature)

August 23, 2023	Name: Title:	Li Mingguang Principal Executive Officer and Executive Director